UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building, Kejiguan Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Dragon Victory International Limited (the “Company”) is furnishing this report on Form 6-K to provide the six-month interim financial statements for the period ended September 30, 2020 and incorporate such financial statements into the Company’s registration statement referenced below.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (Registration Number 333-251297) and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited
Date: February 3, 2021
	By:	/s/ Limin Liu
		Name:	Limin Liu
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2020

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

3